SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2012
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Material Fact

Publicly-held Company

COMPANHIA SIDERÚRGICA NACIONAL

Corporate Taxpayers ID (CNPJ/MF): 33.042.730/0001-04

Companhia Siderúrgica Nacional (“CSN”), pursuant to Article 157, Paragraph 4 of Law 6404/76 and CVM Instruction 358/02, and complementing the Material Facts disclosed on December 9, 2010, May 19, 2011 and September 15, 2011, hereby informs its shareholders and the market that, on this date, its wholly owned subsidiary CSN Steel S.L., which is based in Spain and concentrates the Company's operational assets in Europe, acquired all the shares held by Grupo Alfonso Gallardo, S.L.U. (“Gallardo Group”) in Stahlwerk Thüringen GmbH (“SWT”) and Gallardo Sections S.L.U. (“Transaction”).

The Transaction involved the operational assets located in Germany among the ones which had been contemplated in the share purchase agreement executed on May 19, 2011 with Gallardo Group, and concluded in a satisfactory manner the discussions between the parties regarding different interpretations of such agreement.

The total amount of the Transaction amounted to EUR482.5 million, under the assumption of zero of indebtedness.

SWT is a long steel manufacturer located in Unterwellenborn, Germany, which produces steel sections and has an installed production capacity of 1.1 million tonnes per year.

The conclusion of this acquisition will contribute to strengthen CSN’s position in the long steel segment, reinforcing the Company’s world-class asset portfolio.

São Paulo, January 31, 2012

Companhia Siderúrgica Nacional

David Moise Salama

Investor Relations Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: January 31, 2012

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ David Moise Salama
David Moise Salama Investor Relations Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.